FIRST SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE is dated effective as of September 12, 2014.

BETWEEN:

RENAISSANCE OIL CORP., a corporation incorporated under the laws of the Province of British Columbia

(the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada

(the “Warrant Agent”)

WHEREAS:

A.

The Corporation and the Warrant Agent are parties to a warrant indenture dated September 3, 2014 (the “Indenture”);

B.

Pursuant to a shareholders’ resolution dated September 12, 2014, the issued and outstanding common shares in the capital of the Corporation were consolidated on a two-for-one basis effective September 16, 2014 (the “Consolidation”);

C.

As a result of the Consolidation and pursuant to Section 8.1 of the Indenture, the Corporation wishes to enter into this First Supplemental Indenture to modify the provisions of the Indenture for the benefit of all holders of the Warrants.

D.

The Corporation has duly authorized the execution and delivery of this First Supplemental Indenture and all things necessary to make this First Supplemental Indenture a valid and binding agreement of the Corporation, in accordance with its terms, have been done.

E.

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1.0

DEFINITIONS

Subject to Section 3 hereof, all capitalized terms used but not defined in this First Supplemental Indenture have the meanings ascribed to such terms in the Indenture.

2.0

TO BE READ WITH INDENTURE

This First Supplemental Indenture is a supplemental indenture to the Indenture as contemplated by Section 8.1 of the Indenture. The Indenture and this First Supplemental Indenture shall be read together and shall have effect so far as practicable as if all the provisions of both indentures were contained in one instrument.

3.0

AMENDMENTS

3.1

The Corporation and the Warrant Agent wish to amend the Indenture and its Schedules by deleting the current definition of “Exercise Price” in the Indenture in its entirety and replacing it with the following text:

“Exercise Price” at any time means the price at which a whole Common Share may be purchased by the exercise of a whole Warrant, which is $0.50 per Common Share, payable in immediately available funds, subject to adjustment in accordance with the provisions of Section 4.1.”

3.2

The Corporation and the Warrant Agent wish amend Schedules “A” and “B” to the Indenture by deleting all reference to “$0.25” and replacing the same with “$0.50”.

3.3

Except for the amendments to the Indenture and its Schedules set out in Sections 2.1, and 2.2 above, the terms of the Indenture and its Schedules shall continue in full force and effect and un-amended.

4.0

GENERAL

4.1

This Supplemental Indenture constitutes the entire agreement between the parties hereto with respect to the amendment of the Indenture and supersedes all other prior agreements, understandings, negotiations, and discussions, whether oral or written, of the parties related to the amendment of the Indenture.

4.2

This Supplemental Indenture may not be amended except by instrument in writing signed by each of the parties hereto.

4.3

This Supplemental Indenture is binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns, but shall not be assignable or transferable, in whole or in part, by delivery or otherwise, by any of the parties hereto.

4.4

This Supplemental Indenture may be executed in counterparts and if so executed such counterparts shall be read and construed together as if they formed one document.  Counterparts may be executed in original, faxed, or other electronic form.

IN WITNESS WHEREOF the parties hereto have duly executed this Supplemental Indenture effective as of the date first above written.

RENAISSANCE OIL CORP.

Per:  s/s “Gordon Keep”

Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: s/s “Jennifer Wong”

Authorized Signatory

Per:  s/s “Jill Dunn”

Authorized Signatory